EXHIBIT (12)

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
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Amounts in millions

						Six Months Ended
	Years Ended June 30					December 31

	2002	2003	2004	2005	2006	2005	2006

EARNINGS, AS DEFINED
Earnings from operations before income taxes and before adjustments for minority interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$ 5,837	$ 7,219	$ 9,010	$ 9,954	$ 12,419	$ 6,559	$ 8,041

Fixed charges (excluding capitalized interest)	687	657	719	924	1,242	584	777

TOTAL EARNINGS, AS DEFINED	$ 6,524	$ 7,876	$ 9,729	$ 10,878	$ 13,661	$ 7,143	$ 8,818

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$ 603	$ 561	$ 629	$ 869	$ 1,153	$ 534	$ 729
1/3 of rental expense	84	96	90	90	122	66	63

TOTAL FIXED CHARGES, AS DEFINED	$ 687	$ 657	$ 719	$ 959	$ 1,275	$ 600	$ 792

RATIO OF EARNINGS TO FIXED CHARGES	9.5x	12.0x	13.5x	11.3x	10.7x	11.9x	11.1x